FRESHWATER TECHNOLOGIES, INC.
Suite 200
30 Denver Crescent
Toronto, ON M2J 1G8
Canada
Tel: (416) 490-0254

June 26, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549-7010
United States of America

Attention:	H. Christopher Owings
Assistant Director

Dear Sirs:

Re:	Freshwater Technologies, Inc. (the "Company")
Amendment No. 4 to Registration Statement on Form S-1
Filed: April 30, 2008
File Number: 333-140595

     In connection with the Company's Form S-1 Registration Statement ("Registration Statement") filed on June 18, 2008 (under file number 333-140595), the Company hereby requests acceleration of the effective date of the Registration Statement at 5:00 p.m. (EDT) on Friday, June 27, 2008 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

The Company acknowledges that:

(a)

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

/s/ Max Weissengruber

Max Weissengruber

President and CEO

Freshwater Technologies Inc.

cc:	Kari Richardson Clark Wilson LLP (604) 891-7730